Exhibit 99.1

St. John’s, NL (May 2, 2017):

Fortis Reports First Quarter Earnings of $294 million

Fortis Inc. (“Fortis” or the “Corporation”) (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its first quarter results today. The Corporation’s net earnings attributable to common equity shareholders for the first quarter of 2017 were $294 million, or $0.72 per common share, compared to $162 million, or $0.57 per common share, for the first quarter of 2016. The quarterly results were heavily influenced by the addition of electric transmission company ITC Holdings Corp. (“ITC”), acquired in October 2016.

On an adjusted basis, net earnings attributable to common equity shareholders for the first quarter were $281 million, or $0.69 per common share, an increase of $0.02 per common share over the first quarter of 2016. A reconciliation of adjusted net earnings and adjusted earnings per common share is provided in the Corporation’s Interim Management Discussion and Analysis for the three months ended March 31, 2017.

“We had good first quarter earnings and remain on plan for the year,” said Barry Perry, President and Chief Executive Officer, Fortis. “Increased earnings at UNS, driven by the rate settlement, and accretion from ITC will contribute to strong results for the remainder of 2017.”

“The integration of ITC is going well. The final piece of permanent financing was put in place during the first quarter as we raised $500 million in common equity through a private placement. In addition, we are on track to deliver our capital plan for the year,” said Mr. Perry.

Strong first quarter adjusted earnings per share and cash flow; capital expenditure plan on track

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Adjusted earnings per common share benefited from the impact of the rate case at UNS and the accretion associated with the acquisition of ITC, partially offset by lower earnings at FortisAlberta and unfavourable foreign exchange associated with US dollar-denominated earnings.

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Earnings per common share growth was tempered by a higher weighted average number of common shares due to the sale of 12.2 million common shares, for gross proceeds of $500 million, to an institutional investor in March 2017.

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Cash flow from operating activities totalled $0.5 billion, an increase of 12% over the first quarter of 2016. The increase reflects higher earnings at the regulated utilities, driven by ITC, partially offset by unfavourable changes in working capital. Operating cash flow from ITC was less than the normal run rate due to the payment of the United States Federal Energy Regulatory Commission ordered return on equity refunds.

•	Capital expenditures were $0.7 billion, representing almost one quarter of the consolidated capital expenditure forecast of $3.0 billion for 2017.

Execution of growth strategy
The Corporation’s capital program continues to address the infrastructure needs of customers. The Corporation’s five-year consolidated capital expenditures through 2021 are expected to be approximately $13 billion, including more than $3.5 billion of capital expenditures at ITC.

Construction continues on the Tilbury liquefied natural gas (“LNG”) facility expansion in British Columbia, the Corporation’s largest ongoing capital project, at an estimated capital cost of $400 million, before allowance for funds used during construction and development costs. During the quarter the LNG storage tank was commissioned and key components continue to be installed, with an expected in-service date of mid-2017.

The Corporation continues to invest in four Multi-Value Projects (“MVPs”) at ITC, which are regional electric transmission projects that have been identified by the Midcontinent Independent System Operator to address system capacity needs and reliability in various states. Approximately US$119 million was invested in the MVPs from the date of acquisition of ITC and an additional US$159 million is expected to be spent in 2017. Three of the MVPs are expected to be completed by the end of 2018, with the fourth scheduled for completion in 2023.

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In addition to the Corporation’s base consolidated capital expenditure forecast, management is pursuing additional investment opportunities within existing service territories. Specifically, the Corporation continues to pursue additional LNG infrastructure investment opportunities in British Columbia, including the potential pipeline expansion to the proposed Woodfibre LNG export facility and further expansion of its Tilbury LNG facility.

Two significant electric transmission investment opportunities are being pursued. The Lake Erie Connector project at ITC would connect the Ontario and PJM Interconnection, LLC grids for the first time, and the Wataynikaneyap Power project in Northwestern Ontario involves construction of new transmission lines to connect remote First Nation communities to the electricity grid. During the quarter a significant milestone was achieved with respect to the Wataynikaneyap Power project with the approval by the Ontario Energy Board of a deferral account to recognize development costs incurred between November 2010 and the commencement of construction. Fortis and its utilities are focused on achieving key milestones in 2017 to further advance these opportunities.

Regulatory proceedings
Fortis is focused on maintaining constructive regulatory relationships and outcomes across its utilities.

During the first quarter, Tucson Electric Power Company (“TEP”) received a rate order that approved new rates that took effect February 27, 2017 and included an increase in non-fuel base revenue of US$81.5 million, an allowed rate of return on common shareholder’s equity (“ROE”) of 9.75%, and a common equity component of capital structure of approximately 50%.

Outlook
The Corporation’s results for 2017 will continue to benefit from the addition of ITC and the impact of the TEP rate case. Over the long term, Fortis is well positioned to enhance value for shareholders through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, as well as growth opportunities within its franchise regions.
Over the five-year period through 2021, the Corporation’s capital program is expected to be approximately $13 billion, increasing rate base to almost $30 billion in 2021. Fortis expects this long-term sustainable growth in rate base to support continuing growth in earnings and dividends.

Fortis has targeted average annual dividend growth of approximately 6% through 2021. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation’s utilities, the successful execution of the five-year capital expenditure program, and management’s continued confidence in the strength of the Corporation’s diversified portfolio of utilities and record of operational excellence.

“Our diversified portfolio of utilities and highly executable capital plan allow us to deliver low-risk growth,” commented Mr. Perry. “We remain focused on continuing to achieve strong operational and financial performance in 2017 while we continue to execute on our strategy and integrate ITC into our business.”

Teleconference to Discuss First Quarter 2017 Results

A teleconference and webcast will be held on May 2 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer and Karl Smith, Executive Vice President, Chief Financial Officer, will discuss the Corporation’s first quarter 2017 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation’s website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until June 2, 2017. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 94192862.

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